Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Third Quarter of 2025

BEIJING, CHINA, December 10, 2025 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading player in Asia’s online social networking space, today announced its unaudited financial results for the third quarter of 2025.

Third Quarter of 2025 Highlights

•	Net revenues decreased by 0.9% year over year to RMB2,650.1 million (US$372.3 million*) in the third quarter of 2025.

•	Net revenues from overseas increased by 69.0% year over year to RMB534.8 million (US$75.1 million) in the third quarter of 2025.

•	Net income attributable to Hello Group Inc. was RMB348.9 million (US$49.0 million) in the third quarter of 2025, compared to RMB449.4 million in the same period of 2024.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB404.5 million (US$56.8 million) in the third quarter of 2025, compared to RMB493.3 million in the same period of 2024.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.06 (US$0.29) in the third quarter of 2025, compared to RMB2.46 in the same period of 2024.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.38 (US$0.33) in the third quarter of 2025, compared to RMB2.70 in the same period of 2024.

•

For the Momo app total paying users was 3.7 million for the third quarter of 2025, compared to 6.9 million for the same period last year, and 3.5 million from last quarter. Tantan** had 0.7 million paying users for the third quarter of 2025 compared to 0.9 million from the year ago period and 0.7 million from last quarter.

First Nine Months of 2025 Highlights

•	Net revenues decreased by 1.7% year over year to RMB7,791.3 million (US$1,094.4 million) for the first nine months of 2025.

•	Net revenues from overseas increased by 71.0% year over year to RMB1,391.8 million (US$195.5 million) for the first nine months of 2025.

•	Net income attributable to Hello Group Inc. was RMB566.7 million (US$79.6 million) for the first nine months of 2025, compared to RMB852.3 million during the same period of 2024.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB712.2 million (US$100.0 million) for the first nine months of 2025, compared to RMB1,002.4 million during the same period of 2024.

•	Diluted net income per ADS was RMB3.32 (US$0.47) for the first nine months of 2025, compared to RMB4.51 during the same period of 2024.

•	Non-GAAP diluted net income per ADS (note 1) was RMB4.17 (US$0.59) for the first nine months of 2025, compared to RMB5.31 during the same period of 2024.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rate solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.119 to US$1.00, the effective noon buying rate for September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

**

In line with our strategic focus on return on investment in user acquisition and considering Tantan’s diminished materiality to the Group’s revenue, we will discontinue the monitoring of Tantan’s MAUs. We believe that the number of Tantan’s paying users represent a more meaningful metric that better aligns with our current strategy and overall performance.

“Q3 was a busy quarter. I am pleased to see that our team responded swiftly to external challenges and delivered good results in both user and financial metrics.” commented Yan Tang, Chairman and CEO of Hello Group. “ As one of the earliest mobile social platforms in China, Momo has maintained strong brand relevance and user stickiness over the years. Continuous product innovation and algorithm enhancements have driven steady improvement in key user metrics, laying a solid foundation for the sustained performance of our cash cow business. On the overseas front, revenue continued to grow robustly, driven by the rapid expansion of multiple social entertainment and dating brands in our portfolio. We expect the overseas business to become an increasingly important contributor to the Group’s future revenue growth.”

Third Quarter of 2025 Financial Results

Net revenues

Total net revenues were RMB2,650.1 million (US$372.3 million) in the third quarter of 2025, a decrease of 0.9% from RMB2,674.7 million in the third quarter of 2024.

Value-added service revenues mainly include virtual gift revenues from various audio, video and text- based scenarios, and membership subscription revenues. Total value-added service revenues were RMB2,611.4 million (US$366.8 million) in the third quarter of 2025, a decrease of 1.2% from RMB2,642.7 million during the same period of 2024. The decrease was primarily due to external factors that influenced the operational focus of certain broadcasters and agencies as well as the weak consumer sentiment on Momo app, and to a lesser extent, the decline in Tantan’s paying resulting from a decline in user base. The decrease was largely offset by the revenue growth from our overseas apps, driven by the rapid expansion from multiple social entertainment and dating brands across our rich portfolio.

Other services revenues were RMB38.8 million (US$5.4 million) in the third quarter of 2025, compared to RMB32.0 million during the same period of 2024.

Net revenues from Chinese mainland decreased from RMB2,358.3 million in the third quarter of 2024 to RMB2,115.4 million (US$297.1 million) in the third quarter of 2025, primarily due to the decrease in net revenues from Momo app and Tantan app. Net revenues from overseas increased from RMB316.4 million in the third quarter of 2024 to RMB534.8 million (US$75.1 million) in the third quarter of 2025, driven by the growth of audio- and video-based products in the MENA region, primarily by the new apps, along with incremental revenue from other emerging brands.

Cost and expenses

Cost and expenses were RMB2,309.4 million (US$324.4 million) in the third quarter of 2025, an increase of 1.0% from RMB2,286.2 million in the third quarter of 2024. The increase was primarily attributable to: (a) an increase in revenue sharing with virtual gift recipients for overseas apps, partially offset by a decrease in revenue sharing with broadcasters on Momo apps; (b) an increase in commission fees paid to payment channels for overseas apps; and (c) an increase in amortization of intangible assets from business acquisitions.

Non-GAAP cost and expenses (note 1) were RMB2,250.0 million (US$316.1 million) in the third quarter of 2025, compared to RMB2,242.2 million during the same period of 2024.

Income from operations

Income from operations was RMB344.5 million (US$48.4 million) in the third quarter of 2025, compared to RMB410.7 million during the same period of 2024.

Non-GAAP income from operations (note 1) was RMB404.0 million (US$56.7 million) in the third quarter of 2025, compared to RMB454.7 million during the same period of 2024.

Income tax expenses

Income tax expenses were RMB65.1 million (US$9.1 million) in the third quarter of 2025, compared to RMB95.3 million in the third quarter of 2024. The decrease in income tax expenses was primarily due to the lower profit in the third quarter of 2025.

Net income

Net income was RMB349.6 million (US$49.1 million) in the third quarter of 2025, compared to RMB449.4 million during the same period of 2024.

Non-GAAP net income (note 1) was RMB405.2 million (US$56.9 million) in the third quarter of 2025, compared to RMB493.3 million during the same period of 2024.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB348.9 million (US$49.0 million) in the third quarter of 2025, compared to RMB449.4 million during the same period of 2024.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB404.5 million (US$56.8 million) in the third quarter of 2025, compared to RMB493.3 million during the same period of 2024.

Net income per ADS

Diluted net income per ADS was RMB2.06 (US$0.29) in the third quarter of 2025, compared to RMB2.46 in the third quarter of 2024.

Non-GAAP diluted net income per ADS (note 1) was RMB2.38 (US$0.33) in the third quarter of 2025, compared to RMB2.70 in the third quarter of 2024.

Cash and cash flow

As of September 30, 2025, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB8,861.9 million (US$1,244.8 million), compared to RMB14,728.5 million as of December 31, 2024.

Net cash provided by operating activities in the third quarter of 2025 was RMB143.5 million (US$20.2 million), compared to RMB341.0 million in the third quarter of 2024.

First Nine Months of 2025 Financial Results

Net revenues for the first nine months of 2025 were RMB7,791.3 million (US$1,094.4 million), a decrease of 1.7% from RMB7,926.5 million in the same period of 2024.

Net income attributable to Hello Group Inc. was RMB566.7 million (US$79.6 million) for the first nine months of 2025, compared to RMB852.3 million during the same period of 2024.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB712.2 million (US$100.0 million) for the first nine months of 2025, compared to RMB1,002.4 million during the same period of 2024.

Diluted net income per ADS was RMB3.32 (US$0.47) during the first nine months of 2025, compared to RMB4.51 in the same period of 2024.

Non-GAAP diluted net income per ADS (note 1) was RMB4.17 (US$0.59) during the first nine months of 2025, compared to RMB5.31 in the same period of 2024.

Net cash provided by operating activities was RMB633.4 million (US$89.0 million) during the first nine months of 2025, compared to RMB1,216.4 million in the same period of 2024.

Recent Development

Share repurchase program

As of December 10, 2025, the Company has repurchased 54.7 million ADSs for US$341.6 million on the open market under the Share Repurchase Program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025, at an average purchase price of US$6.23 per ADS. The remaining size of the program is US$144.5 million.

Business Outlook

For the fourth quarter of 2025, the Company expects total net revenues to be between RMB2.52 billion to RMB2.62 billion, representing a decrease of 4.4% to 0.6% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income, net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Wednesday, December 10, 2025, at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on December 10, 2025).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10051507-10xa67.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through December 17, 2025. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong: 800-930-639

Passcode: 10051507

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, and Duidui, which target more niche markets and more selective demographics.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +852-3157-1669

Email: ir@hellogroup.com

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the fourth quarter of 2025, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2025 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2025 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues(i):
Value-added service	2,642,712	2,611,356	366,815	7,823,965	7,680,550	1,078,880
Other services	31,952	38,768	5,446	102,510	110,777	15,561

Total net revenues	2,674,664	2,650,124	372,261	7,926,475	7,791,327	1,094,441
Cost and expenses:
Cost of revenues	(1,623,723)	(1,658,331)	(232,944)	(4,722,520)	(4,835,117)	(679,185)
Research and development	(196,382)	(183,263)	(25,743)	(581,741)	(562,891)	(79,069)
Sales and marketing	(354,881)	(343,854)	(48,301)	(1,013,081)	(1,020,359)	(143,329)
General and administrative	(111,174)	(123,992)	(17,417)	(364,037)	(353,342)	(49,634)

Total cost and expenses	(2,286,160)	(2,309,440)	(324,405)	(6,681,379)	(6,771,709)	(951,217)
Other operating income, net	22,221	3,842	540	50,988	27,889	3,918

Income from operations	410,725	344,526	48,396	1,296,084	1,047,507	147,142
Interest income	134,875	90,309	12,686	386,919	316,160	44,411
Interest expense	(34,809)	(18,333)	(2,575)	(91,000)	(72,409)	(10,171)
Other gain or loss, net	—	1,820	256	(43,870)	1,780	250

Income before income tax and share of income (loss) on equity method investments	510,791	418,322	58,763	1,548,133	1,293,038	181,632
Income tax expenses	(95,298)	(65,130)	(9,149)	(755,525)	(773,926)	(108,713)

Income before share of income (loss) on equity method investments	415,493	353,192	49,614	792,608	519,112	72,919
Share of income (loss) on equity method investments	33,876	(3,579)	(503)	59,730	49,579	6,964

Net income	449,369	349,613	49,111	852,338	568,691	79,883

Less: net income attributable to non-controlling interest	—	725	102	—	2,013	283

Net income attributable to the shareholders of Hello Group Inc.	449,369	348,888	49,009	852,338	566,678	79,600

Net income per share attributable to ordinary shareholders
Basic	1.29	1.05	0.15	2.36	1.69	0.24
Diluted	1.23	1.03	0.14	2.26	1.66	0.23
Weighted average shares used in calculating net income per ordinary share
Basic	347,943,851	332,480,464	332,480,464	361,613,017	334,932,043	334,932,043
Diluted	365,942,405	339,420,383	339,420,383	377,697,017	341,305,373	341,305,373

(i)	The following table presents revenues by geographic area based on the addresses of our customers of our users:

	Three months Ended September 30			First nine months Ended September 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Chinese mainland	2,358,283	2,115,350	297,141	7,112,639	6,399,512	898,934
Overseas	316,381	534,774	75,120	813,836	1,391,815	195,507

Total	2,674,664	2,650,124	372,261	7,926,475	7,791,327	1,094,441

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	449,369	349,613	49,111	852,338	568,691	79,883
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(287,150)	(39,713)	(5,578)	(190,687)	(156,527)	(21,987)

Comprehensive income	162,219	309,900	43,533	661,651	412,164	57,896
Less: comprehensive loss attributed to the non-controlling interest	(6,400)	(1,297)	(182)	(2,114)	(2,816)	(396)

Comprehensive income attributable to Hello Group Inc.	168,619	311,197	43,715	663,765	414,980	58,292

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	September 30	September 30
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,122,659	4,192,578	588,928
Short-term deposits	2,026,245	4,525,808	635,736
Restricted cash	4,566,477	123,900	17,404
Short-term investment	—	19,572	2,749
Accounts receivable, net of allowance for credit losses of RMB12,433 and RMB17,636 as of December 31, 2024 and September 30, 2025, respectively	192,317	248,915	34,965
Prepaid expenses and other current assets	1,104,172	824,153	115,768

Total current assets	12,011,870	9,934,926	1,395,550
Long-term deposits	3,059,860	—	—
Long-term restricted cash	953,285	—	—
Right-of-use assets, net	252,169	148,998	20,930
Property and equipment, net	897,036	1,014,094	142,449
Intangible assets, net	86,661	265,507	37,296
Rental deposits	13,280	3,839	539
Long-term investments	825,533	1,551,807	217,981
Other non-current assets	110,960	172,710	24,260
Deferred tax assets	36,066	33,805	4,749
Goodwill	136,250	615,300	86,431

Total assets	18,382,970	13,740,986	1,930,185

Liabilities and equity
Current liabilities
Accounts payable	615,254	552,338	77,586
Deferred revenue	427,702	473,129	66,460
Accrued expenses and other current liabilities	704,410	692,217	97,235
Lease liabilities due within one year	141,971	92,929	13,054
Income tax payable	157,057	19,548	2,746
Deferred consideration in connection with business acquisitions-current	28,027	76,093	10,689
Convertible Senior Notes-current	20,191	—	—
Long-term borrowings, current portion	1,938,385	2,610	367
Short-term borrowings	2,365,535	—	—

Total current liabilities	6,398,532	1,908,864	268,137
Deferred consideration in connection with business acquisitions-non current	65,694	—	—
Lease liabilities	115,105	60,859	8,549
Deferred tax liabilities	241,915	513,495	72,130
Long—term borrowings	—	3,508	493
Other non-current liabilities	129,051	47,543	6,678

Total liabilities	6,950,297	2,534,269	355,987
Shareholder’s equity (ii)	11,432,673	11,206,717	1,574,198

Total liabilities and shareholder’s equity	18,382,970	13,740,986	1,930,185

(ii):	As of September 30, 2025, the number of ordinary shares outstanding was 314,131,458.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended September 30			First nine months Ended September 30
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	449,369	349,613	49,111	852,338	568,691	79,883
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	13,144	9,857	1,385	40,979	33,477	4,702
Amortization of intangible assets	1,279	10,076	1,415	3,837	23,922	3,360
Share-based compensation	43,951	50,650	7,115	150,079	129,311	18,165
Share of (income) loss on equity method investments	(33,876)	3,579	503	(59,730)	(49,579)	(6,964)
Gain or loss on fair value changes of short-term investments	—	(1,820)	(256)	—	(1,820)	(256)
Returns on investments	—	—	—	1,197	797	112
Loss on long-term investments	—	—	—	43,870	40	6
Gain or loss on disposal of property and equipment	(142)	(91)	(13)	(62)	(339)	(48)
Provision of loss on receivable and other assets	1,754	168	24	3,675	5,885	827
Changes in operating assets and liabilities:
Accounts receivable	(3,876)	13,340	1,874	11,952	(23,651)	(3,322)
Prepaid expenses and other current assets	(97,212)	189,050	26,556	(91,846)	67,409	9,469
Rental deposits	493	3,256	457	(309)	11,162	1,568
Deferred tax assets	(117)	1,340	188	(4,195)	2,261	318
Other non-current assets	22,945	32,021	4,498	(183,398)	113,693	15,970
Accounts payable	16,036	(61,473)	(8,635)	(15,710)	(70,969)	(9,969)
Income tax payable	35,209	(400,264)	(56,225)	(1,288)	(137,941)	(19,376)
Deferred revenue	(838)	9,298	1,306	568	21,017	2,952
Accrued expenses and other current liabilities	(3,390)	(60,925)	(8,558)	61,357	(202,711)	(28,475)
Deferred tax liabilities	(85,088)	20,333	2,856	294,333	214,229	30,093
Other non-current liabilities	(18,688)	(24,461)	(3,436)	108,705	(71,487)	(10,042)

Net cash provided by operating activities	340,953	143,547	20,165	1,216,352	633,397	88,973
Cash flows from investing activities:
Purchase of property and equipment	(19,796)	(118,363)	(16,626)	(263,814)	(172,339)	(24,208)
Payment for long-term investments	(28,000)	(369,697)	(51,931)	(33,250)	(442,290)	(62,128)
Payment for business acquisition	—	(412,378)	(57,926)	—	(606,768)	(85,232)
Purchase of short-term deposits	(2,133,086)	(2,545,730)	(357,597)	(2,133,086)	(2,545,730)	(357,597)
Cash received on maturity of short-term deposits	—	353,022	49,589	1,081,016	1,460,267	205,122
Payment for short-term investments	—	(18,014)	(2,530)	—	(18,014)	(2,530)
Purchase of long-term deposits	—	—	—	(718,860)	—	—
Cash received on maturity of long-term deposits	—	1,483,045	208,322	718,860	1,633,045	229,392
Cash received from sales of long-term investment	—	—	—	2,000	—	—
Returns of investments	—	1,145	161	—	1,145	161
Loan to a third-party company	(96,680)	(10,458)	(1,469)	(96,680)	(44,214)	(6,211)
Other investing activities	212	161	23	895	655	92

Net cash used in investing activities	(2,277,350)	(1,637,267)	(229,984)	(1,442,919)	(734,243)	(103,139)
Cash flows from financing activities:
Proceeds from exercise of share options	4	1	—	17	5	1
Repurchase of ordinary shares	(265,441)	(147,160)	(20,671)	(772,263)	(445,885)	(62,633)
Deferred payment for business acquisition	—	(17,132)	(2,407)	—	(17,132)	(2,407)
Dividends payment	—	—	—	(716,302)	(346,182)	(48,628)
Payment in relation to redemption of convertible bonds	—	—	—	—	(20,221)	(2,840)
Proceeds from short-term borrowings	1,033,900	—	—	2,365,535	—	—
Repayment of short-term borrowings	—	(675,000)	(94,817)	—	(2,365,535)	(332,285)
Repayment of long-term borrowings	(215,400)	(1,938,862)	(272,350)	(215,615)	(1,939,536)	(272,445)

Net cash provided by (used in) financing activities	553,063	(2,778,153)	(390,245)	661,372	(5,134,486)	(721,237)
Effect of exchange rate changes	(178,773)	(11,306)	(1,591)	(130,234)	(90,611)	(12,728)

Net (decrease) increase in cash and cash equivalents	(1,562,107)	(4,283,179)	(601,655)	304,571	(5,325,943)	(748,131)
Cash, cash equivalents and restricted cash at the beginning of period	10,149,590	8,599,657	1,207,987	8,282,912	9,642,421	1,354,463
Cash, cash equivalents and restricted cash at the end of period	8,587,483	4,316,478	606,332	8,587,483	4,316,478	606,332

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income (loss) to comparable GAAP measures.

	Three months Ended September 30, 2024			Three months Ended September 30, 2025					Three months Ended September 30, 2025
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(1,623,723)	2,143	(1,621,580)	(1,658,331)	3,480	2,320	—	(1,652,531)	(232,944)	489	326	—	(232,129)
Research and development	(196,382)	11,030	(185,352)	(183,263)	1,335	11,302	—	(170,626)	(25,743)	188	1,588	—	(23,967)
Sales and marketing	(354,881)	4,774	(350,107)	(343,854)	3,982	3,986	—	(335,886)	(48,301)	559	560	—	(47,182)
General and administrative	(111,174)	26,004	(85,170)	(123,992)	—	33,042	—	(90,950)	(17,417)	—	4,641	—	(12,776)

Cost and operating expenses	(2,286,160)	43,951	(2,242,209)	(2,309,440)	8,797	50,650	—	(2,249,993)	(324,405)	1,236	7,115	—	(316,054)
Income from operations	410,725	43,951	454,676	344,526	8,797	50,650	—	403,973	48,396	1,236	7,115	—	56,747
Net income attributable to Hello Group Inc.	449,369	43,951	493,320	348,888	8,797	50,650	(3,842)	404,493	49,009	1,236	7,115	(540)	56,820

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income (loss) to comparable GAAP measures-continued.

	First nine months Ended September 30, 2024			First nine months Ended September 30, 2025					First nine months Ended September 30, 2025
	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts(iii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts(iii) US$	Non-GAAP US$
Cost of revenues	(4,722,520)	5,821	(4,716,699)	(4,835,117)	6,505	5,654	—	(4,822,958)	(679,185)	914	794	—	(677,477)
Research and development	(581,741)	33,328	(548,413)	(562,891)	3,334	31,072	—	(528,485)	(79,069)	468	4,365	—	(74,236)
Sales and marketing	(1,013,081)	15,040	(998,041)	(1,020,359)	10,246	12,456	—	(997,657)	(143,329)	1,439	1,750	—	(140,140)
General and administrative	(364,037)	95,890	(268,147)	(353,342)	—	80,129	—	(273,213)	(49,634)	—	11,256	—	(38,378)

Cost and operating expenses	(6,681,379)	150,079	(6,531,300)	(6,771,709)	20,085	129,311	—	(6,622,313)	(951,217)	2,821	18,165	—	(930,231)
Income from operations	1,296,084	150,079	1,446,163	1,047,507	20,085	129,311	—	1,196,903	147,142	2,821	18,165	—	168,128
Net income attributable to Hello Group Inc.	852,338	150,079	1,002,417	566,678	20,085	129,311	(3,842)	712,232	79,600	2,821	18,165	(540)	100,046

(iii)	Includes tax impacts related to the amortization of intangible assets from business acquisition. There is no tax impact related to share-based compensation.